Exhibit 21
JO-ANN STORES, INC.
LIST OF SUBSIDIARIES

	State or Country of	Percent owned by
Name	Incorporation	Registrant

Jo-Ann Stores Supply Chain Management, Inc.	Ohio	100%
FCA of Ohio, Inc.	Ohio	100%
House of Fabrics, Inc.	Delaware	100%
Team Jo-Ann, Inc.	Ohio	100%
Jo-Ann Stores Asia, Limited	Hong Kong	100%